We  request   withdrawal  of  the   Info-Quote   10SB12G/A,   accession   number
0001104888-00-000020.

This file was inadvertantly filed as a form 10SB12G, instead of an SB-2. We will resubmit with the proper submission header (SB-2/A).

Thank you.

Jennifer Terranova
Swan Consulting
Filing Agent for Info-Quote Service